May 16, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Carmen Moncada-Terry

Re:	TXCO Resources Inc.
Registration Statement on Form S-3
Filed April 4, 2008
File No. 333-150107

Dear Ms. Moncada-Terry:

TXCO Resources Inc. (the “Company”), is filing herewith Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”). The Company’s responses to the Staff’s comment letter dated May 2, 2008 appear below. The following numbered paragraphs, which correspond to the numbered paragraphs of the comment letter, set forth the Company’s responses to the Staff’s comments.

General

1.
Much of your disclosure regarding the Series C, Series D and Series E Preferred Stock, as well as the disclosure regarding the call spread transaction(s) and Sold Call Options, is dense and difficult to follow. Please substantially revise the related disclosure to provide clarity. See Securities Act Rule 421 and, in particular, Rule 421(b) and Rule 421(d). This letter also includes additional specific comments in that regard.

Response: We have revised the disclosure in accordance with the Staff’s comment to provide greater clarity.

2.
The reader should not need to refer to exhibits filed elsewhere for a basic explanation of the terms of the various securities and transactions you cite. For example, at page two, you refer to conversion of the preferred stock “in accordance with the Certificate of Designations.” We note that you filed with a report on Form 8-K a version of the “Securities Purchase Agreement” dated 2/28/2008. That document refers to certificates of designation and a registration rights agreement “in the form attached hereto as” Exhibits A-1, A-2 and B. However, the exhibit to the 2/28/2008 Form 8-K included none of the referenced attachments, which were later included as exhibits to a subsequent Form 8-K filing.

777 East Sonterra Boulevard • Suite 350 • San Antonio, Texas 78258 • (210) 496-5300 • fax (210) 496-5300 • www.txco.com

•	Please file as exhibits complete versions of the relevant agreements, or explain to us why you omit referenced attachments.

•	Provide expanded disclosure to explain in context the material terms of the various securities and transactions to which you refer in the prospectus.

We may have additional comments.

Response: We filed Exhibits A-1, A-2 and B to the Securities Purchase Agreement, dated February 28, 2008, as Exhibits 3.1, 3.2 and 4.1, respectively, to the Form 8-K filed with the Commission on February 29, 2008. Following the closing of the transactions contemplated by the Securities Purchase Agreement we filed executed copies of such agreements as Exhibits 3.1, 3.2 and 4.1 to the Form 8-K filed with the Commission on March 7, 2008. If the Commission desires we will re-file such agreements as Exhibits to the Securities Purchase Agreement in an amendment to the Form 8-K filed on February 29, 2008.

We have expanded our disclosure in accordance with the Staff’s comment to explain in context the material terms of the various securities and transactions which we refer to in the prospectus.

TXCO Resources Inc., page 1

3.	With a view toward disclosure, briefly explain how the exchange of Series D for Series C occurred and, if you believe it was an exempt transaction, the basis for that belief.

Response: We relied on the safe harbor provided by Rule 506 under Regulation D of the Securities Act of 1933, as amended, (the “Securities Act”) and the private offering exemption under Section 4(2) of the Securities Act in connection with the exchange of Series C Preferred Stock for Series D Preferred Stock. Each of the investors had adequate disclosure concerning the Company and was an accredited investor within the meaning of  Rule 501(a). We filed a Form D with the Commission on March 13, 2008. Thus it would appear that we fulfilled the requirements of Rule 506 and the private placement exemption. We also believe this was an exempt transaction pursuant to Section 3(a)(9) of the Securities Act as the securities were issued in exchange for other securities of the issuer with existing security holders exclusively and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. In accordance with the Staff’s comment we have updated the disclosure contained in the Registration Statement with respect to the foregoing. See paragraph 2 on page 13 of Amendment No. 1.

4.
Confirm to us that the sale of 13,909 shares of Series D Preferred Stock took place on the same day that you filed this registration statement, and disclose the identity of the selling stockholder that purchased those shares.

Response: We hereby confirm that the sale of 13,909 shares of Series D occurred on April 4, 2008, the date that the Company filed its registration statement with the Commission. The sale of the 13,909 shares of Series D Preferred Stock was to Capital Ventures International (“CVI”) and was pursuant to a right to purchase initially granted to CVI in November 2007 in connection with its purchase of shares of the Series C Preferred Stock.

5.
Expand your disclosure of the stock hedge transaction to explain in necessary detail the terms, including any discretion that the counterparty has to withhold or delay sale in the event that you exercise your right to purchase the shares to which you refer. Also explain the reference to an “approximately” equal number of shares.

Response: The disclosure has been expanded in accordance with the Staff’s comment. See the second paragraph and the last paragraph on page 16 of Amendment No. 1.

6.	Please identify in this section the selling stockholder with whom you entered into the “Issuer Call Spread Transactions.”

Response: The disclosure has been revised in accordance with the Staff’s comment to identify the selling stockholder with whom we entered into the “Issuer Call Spread Transactions” as Capital Ventures International. See the first paragraph on page 15 of Amendment No. 1.

7.
Describe in detail the purpose and effect of the “Issuer Call Spread Transactions.” Explain also your reference to the reduction in dilution, and discuss any potential dilution that could result from exercise of the Sold Call Options.

Response: The disclosure has been revised in accordance with the Staff’s comment to detail the purpose and effect of the “Issuer Call Spread Transactions”, to explain the reference to reduction in dilution and to discuss any potential dilution that could result from the exercise of the Sold Call Options. See the fourth paragraph on page 2 of Amendment No. 1, the first and second paragraphs on page 15 of Amendment No. 1 and the first paragraph on page 17 of Amendment No. 1.

8.
Please discuss in further detail the purpose, terms and effect of the “Sold Call Options.” Discuss any potential for adjustments to the number of shares to be issued. Specify the price at which the “Sold Call Options” are exercisable or quantify the excess over the initial conversion price of the Series D and E preferred stock.

Response: The disclosure has been revised in accordance with the Staff’s comment to discuss in further detail the purpose, terms and effect of the “Sold Call Options”, to discuss any potential for adjustment of the number of shares to be issued and to specify the price at which the “Sold Call Options are exercisable or quantify the excess over the initial conversion price of the Series D Preferred Stock and Series E Preferred Stock. See pages 15-17 of Amendment No. 1, specific reference is made to the third paragraph on page 16 of Amendment No. 1 and the second, third and fourth paragraphs on page 17 of Amendment No. 1.

9.
Disclose the reasons for the difference between the number of shares underlying the Series D and E preferred stock and the number of shares issuable upon the exercise of the “Sold Call Options.” Under their terms, the “Sold Call Options” are exercisable for a number of shares equal to the number of shares issuable upon the conversion of the Series D and E preferred stock. Also explain why you suggest at page 10 a number of shares underlying the Preferred that differs from disclosure that appears on the cover page and elsewhere.

Response: The Company has reduced the number of shares being registered upon exercise of the “Sold Call Options” from 12,209,386 shares to 5,910,999 shares. The difference between this amount and 5,910,983 shares, the number of shares issuable upon the conversion of the Company’s Series D Preferred Stock and Series E Preferred Stock, is a result of rounding. The disclosure relating to such share amounts has been revised throughout the Registration Statement. In the event the Company is required to register additional shares of its common stock under the Sold Call Options it will file a registration statement with the Commission relating to such shares at that time. See the second paragraph on pages 15 and 16 of Amendment No. 1.

The reference to an aggregate of 5,910,983 shares on page 10 differs from the disclosure that appears on the cover page and elsewhere as the disclosure that appears on the cover page and elsewhere includes up to 1,176,436 shares of common stock that may be issued as the payment of dividends on the shares of the Company’s Series D Preferred Stock and Series E Preferred Stock.

10.
At page 17, you indicate that if the shares underlying the “Sold Call Options” are not included in a registration statement within a specified amount of time, you will be required to pay an unspecified “liquidity discount” in the form of additional shares of common stock. Please specify the amount of “liquidity discount” you would be required to pay.

Response: The disclosure has been revised in accordance with the Staff’s comment to specify the amount of “liquidity discount” the Company would be required to pay if the shares underlying the “Sold Call Options” are not included in a registration statement within a specified amount of time. See the last paragraph on page 23 of Amendment No. 1.

Selling Stockholders, page 12

11.
Expand the Selling Stockholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Response: The disclosure has been expanded in accordance with the Staff’s comment to  include  the natural persons with power to vote or dispose of the securities offered for resale by the entities  that are listed as selling stockholders in accordance with the Staff’s comment. See pages 19-21 of  Amendment No. 1.

12.	Include in the table the shares that are issuable pursuant to the Call Options, and revise footnote 2 accordingly.

Response: We have revised the disclosure in the Selling Stockholders table in accordance with the Staff’s comment. See page 19 of Amendment No. 1.

13.
Identify as underwriters all selling stockholders who are registered broker-dealers, except for any registered broker-dealer that received the shares as compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling stockholders unless you can confirm to us that each (1) purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response: Capital Ventures International is affiliated with one or more broker-dealers.  Capital Ventures International has confirmed to us that it purchased the shares being registered in the Registration Statement in the ordinary course of business and at the time  of the purchase it had no agreements or understandings, directly or indirectly, with any  party to distribute the shares. According to information provided to us, no selling stockholder is a broker-dealer or, except for Capital Ventures International, an affiliate of a broker-dealer. We have revised the disclosure to reflect this. See footnotes 1 and 2 to the Selling Stockholder table on pages 19 and 20 of Amendment No. 1.

Registration Rights of Selling Stockholders, page 16

14.	Explain how you could “delay, or otherwise render the registration statement unavailable for sales.”

Response: Under the terms of the Registration Rights Agreement, dated March 4, 2008, at any time after the Registration Statement has been declared effective by the Commission, the Company may delay the disclosure of material, non-public information concerning the Company the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Company, in the best interest of the Company or otherwise render the Registration Statement unavailable for sales to be effected thereunder (a “Grace Period”); provided, that the Company shall promptly (i) notify the selling stockholders in writing of the existence of material, non-public information giving rise to a Grace Period (provided that in each notice the Company will not disclose the content of such material, non-public information) and the date on which the Grace Period will begin on the first day that the effectiveness of the Registration Statement is suspended, and (ii) notify the selling stockholders in writing of the date on which the Grace Period ends. Pursuant to the Registration Right Agreement, no Grace Period may exceed 25 consecutive days and during any 365 day period such Grace Periods shall not exceed an aggregate of 60 days and the first day of any Grace Period must be at least five trading days after the last day of any prior Grace Period.

Plan of Distribution, page 18

15.	We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Response: We are aware of the limitations on short selling by the selling stockholders  described in Corporation Finance Telephone Interpretation A.65, and have no information that  any selling stockholder has or intends to engage in short selling in violation of the  limitations described in the Staff’s Telephone Interpretation.

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or need any further information regarding this filing, please call the undersigned at (210) 679-2429 or Daryl Lansdale, Jr. of Fulbright & Jaworski L.L.P. at (210) 270-9367.

Very truly yours,

/s/ M. Frank Russell

M. Frank Russell,
Vice President and General Counsel

cc:	Daryl Lansdale, Jr.
Roy Goldman
Traci Tomaselli
H. Roger Schwall
Timothy Levenberg